Filed by TekInsight.com,Inc.
                                       pursuant to Rule 425 under the Securities
                                       Act of 1933, as amended.

                                       Subject Company: Data Systems Network
                                       Corporation
                                       Commission File No.: 33-336044



FOR IMMEDIATE RELEASE

FOR MORE INFORMATION, CONTACT:
Melissa Beck
Edelman Public Relations Worldwide
312-240-3376
melissa_beck@edelman.com

Julie Hall
Edelman Public Relations Worldwide
312-297-7525
julie_hall@edelman.com

           TEKINSIGHT.COM CLOSES ACQUISITION OF BIGTECHNOLOGIES, INC.

                     Acquisition enhances TekInsight's state
                  and local government technology initiatives

NEW YORK - MAY 17, 2000 - TekInsight.com (NASDAQ: TEKS-TEKSW), announced today the closing of its acquisition of bigtechnologies, Inc., an Internet solutions firm specializing in the development of e-government sites with advanced transactional applications. bigtechnologies' stockholders received $1.05 million in market value of TekInsight.com's common stock, $150,000 in cash and an incentive plan which could earn an additional $650,000 in market value of TekInsight.com's common stock. The original letter of intent was signed on March 30.

"States, municipalities and government agencies that have taken advantage of the Internet by offering online services to its constituents are already receiving political and economic benefits," said Kyle Tager, President of bigtechnologies, Inc. "Although the e-government business is in its infancy, as TekInsight.com we look forward to working with more cities across the country by helping them deliver excellent customer service with online governmental offerings such as permitting, licensing, deeds and tax/violation payments."

Since 1995, bigtechnologies has served the unique content and transactional needs of municipal agencies, enhancing communications between governments and constituents, saving both parties time and money. The firm works in conjunction with state and local government MIS departments to create Web sites and specific applications tailored to the unique needs of their constituents. bigtechnologies' most notable municipal sites are the City of Boston (www.cityofboston.com) and Suffolk County Registry of Deeds (www.suffolkdeeds.com).

 "With the acquisition of bigtechnologies, one of the premier companies to make an impact in the e-government industry, TekInsight has gained a significant lead in this new explosive area," said Alexander Kalpaxis, Chairman and CTO of TekInsight.com. "An increasing number of local governments are serving constituents via the Web. Similar to

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private sector companies, governmental organizations are realizing that to offer their services online, they must give government workers the tools to manage that interaction in real-time. Our Streaming XML(TM) technology will be an essential component in implementing e-business services for state and local governments."

bigtechnologies has received awards from Government Technology Magazine for the "Best of the Web" in local government, Yahoo! Internet Life for a perfect "10" in content development and first place for innovation on the Web from Public Technology, Inc.

In January, TekInsight.com announced its intent to acquire Data Systems (Press Release dated 1/20/00), a leading provider of enterprise services, with a customer base that is also focused in the state and local government arena.

ABOUT TEKINSIGHT.COM

TekInsight.com is a world-class Internet development company that offers software and services based on its Streaming XML(TM) technology, which harnesses the vast amount of information by streaming it into XML and compressing the format for real-time storage and presentation. TekInsight's customers include Microsoft, IBM and other Fortune 500 companies. The company's proprietary technology includes various web-based diagnostic software agents and web-based e-commerce performance and analysis tools. In April 2000, TekInsight.com, Inc. announced the availability of its first of several software agents, BugSolver(TM) Developer. BugSolver Developer helps software development personnel provide virtually instant, accurate answers to desktop/mobile computer users when a hardware or software failure occurs.

                                      # # #
FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the operation of the company described above, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by TekInsight.com, or any other person that the projected outcomes can or will be achieved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TekInsight.com filed a Registration Statement on SEC Form S-4 in connection with the merger on May 1, 2000 (SEC file # 33-336044), and TekInsight.com and Data Systems expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. TekInsight and its officers and directors may be deemed participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or

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indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/ Prospectus. Data Systems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Data Systems with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/Prospectus Investors and shareholders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 278-8520.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov